SECUR 15026564 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royce Fund Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Pratt Street (Address) Baltimore (City) MD (State) 21202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Diederich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, Inc., as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY LATORRE
Notary Public State of New York
No. 01LA6009751
Qualified in Bronx County
Commission Expires July 06, 2018

Mary Latorre
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2015

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
Supplemental Schedules	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13

pwc

Report of Independent Accountants

To the Board of Directors of
Royce Fund Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Royce Fund Services, Inc. for the year ended March 31, 2015, which were agreed to by Royce Fund Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Royce Fund Services, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2015. Management is responsible for Royce Fund Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total revenues amount reported on page 3 of the audited Form X-17A-5 for the year ended March 31, 2015 to the Total revenue amount of $26,437,346 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2015, noting no differences.

2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $26,432,855 to Distribution fees, net of waivers amount reported on the audited Form X-17A-5 for the year ended March 31, 2015, noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,491 and $11.23, respectively of the Form SIPC-7, noting no differences.

    b. Recalculated the mathematical accuracy of the Total assessment balance and interest due (or overpayment carried forward) on page 1, line 2F of ($138.03), of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

pwc

4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of ($149.26) of the Form SIPC-7 with page 1, item 2H of ($149.26) of the Form SIPC-7 filed for the prior period ended March 31, 2014 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Royce Fund Services, Inc.'s preparation of the Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Royce Fund Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 22, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Royce Fund Services, Inc.:

We have reviewed Royce Fund Services, Inc.'s assertions, included in the accompanying Royce Fund Services. Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

May 22, 2015

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Royce Fund Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statement of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. at March 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

May 22, 2015

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2015

ASSETS

Cash and cash equivalents	$	5,864,695
Receivables:		
Distribution fees		1,204,190
Other receivables		741,740
Deferred sales commissions		118,193
Deferred income taxes		47,975
Other assets		92,153
Total assets	$	8,068,946

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	30,571
Accrued distribution fees		3,030,382
Income Taxes Payable		93,397
Total liabilities		3,154,350
Commitments and contingencies (Note 4)		
Stockholder's equity:		
Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		3,483,214
Retained Earnings		1,430,382
Total stockholder's equity		4,914,596
Total liabilities and stockholder's equity	$	8,068,946

The accompanying notes are an integral part of these financial statements

Royce Fund Services, Inc.

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Statement of Income

For the Year Ended March 31, 2015

Revenues:		
Distribution fees, net of waivers	$	26,432,855
Interest income		4,491
Total revenues		26,437,346
Expenses:		
Third party distribution fees and other direct costs		24,906,834
Amortization of deferred sales commission		536,009
Administrative fees and other expenses		407,024
Total expenses		25,849,866
Income before income tax		587,480
Income tax provision		232,745
Net Income	$	354,735

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2015

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at March 31, 2014	1,000	$ 1,000	$ 3,483,214	$ 1,075,647	$ 4,559,861
Capital withdrawal by Parent	-	-	-	-	-
Net Income	-	-	-	354,735	354,735
Balance at March 31, 2015	1,000	$ 1,000	$ 3,483,214	$ 1,430,382	$ 4,914,596

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Cash Flows
For the Year Ended March 31, 2015

Cash flows from operating activities:		
Net income	$	354,735
Net changes in assets and liabilities:		
Distribution fees receivable		678,958
Income taxes payable		36,327
Deferred income taxes		(16,875)
Other Assets		11,221
Deferred sales commission		164,328
Accrued distribution fees		(1,754,429)
Accounts payable & Accrued expenses		(39,521)
Cash used by operating activities		(565,256)
Net decrease in cash and cash equivalents		(565,256)
Cash and cash equivalents at the beginning of the year		6,429,951
Cash and equivalents at the end of the year	$	5,864,695

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LLC (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Funds and The Royce Capital Funds, which are open-end registered investment companies with multiple portfolios (hereinafter referred to as the "Funds").

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the average net assets of the Consultant Classes of Royce Pennsylvania Mutual, Opportunity, Micro Cap, Total Return, Premier, Special Equity, Special Equity Multi Cap Heritage, Value, Value Plus, Global Value and Dividend Value Funds, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Royce Pennsylvania Mutual, Opportunity, Opportunity Select, Micro-Cap, Total Return, Premier, Special Equity, Low-Priced Stock, Heritage, Value, Value Plus, Royce 100, Micro Cap Discovery, Dividend Value, Financial Services, Global Value, European Smaller-Companies, Royce International Small Companies, Royce Focus Value, Royce Partners, SMid-Cap Value, Royce Global Dividend Value, Royce International Micro Cap, Royce International Premier and Royce Special Equity Multi Cap Funds as well as Royce Capital Fund Micro-Cap and Small-Cap Portfolios. The Company is also entitled to receive 0.50% per annum of the respective average net assets of the R Class of Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Value, Value Plus, Royce 100 and Global Value Funds. The Company is also entitled to receive a 0.25% per annum of the respective average net assets of the K Class of Royce Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Value, Value Plus, Royce 100 and Global Value Funds.

For the year ended March 31, 2015, the Company voluntarily waived fees from the following classes of shares:

Service Class

Royce Low-Priced Stock	$	70,680
Royce Value Plus		127,625
Royce Heritage		55,603
Royce 100		34,618
Royce Financial Services		11,522
Royce Dividend Value		33,400
Royce Special Equity Multi-Cap		18,462
Royce International Micro-Cap		602
Royce International Premier		2,460
	$	354,972

Because the Company serves as distributor only for mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand alone company.

C. Fair Value of Financial Instruments
Accounting guidance for fair value measurements defines fair value and establishes a fair value hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1). Level 2 of the hierarchy applies to financial instruments for which prices are quoted for similar assets and liabilities in active markets and the lowest priority, level 3, applies to financial instruments for which the values are based on unobservable inputs. Other than cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

D. Cash and Cash Equivalents
Cash equivalents at March 31, 2015 are short-term, highly liquid investments that, when purchased, have an original maturity of 90 days or less. The carrying amount of cash equivalents approximates fair value. The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company believes it has minimal credit risk with respect to those accounts.

E. Deferred Sales Commissions
Commissions paid to financial intermediaries in connection with sales of certain classes of Company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding one year, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and servicing revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense. Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. No impairment charge was recorded in the year ended March 31, 2015.

F. Use of Estimates
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

2. Income Taxes

The Company has elected to be included in the consolidated federal income tax return with Legg Mason and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable. The provision for federal income taxes is determined as if the Company filed a separate return. The provision for income taxes consists of:

Federal	$ 202,246
State	30,499
	$ 232,745

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The following deferred tax assets and valuation allowances relating to loss carry forwards have been recorded at March 31, 2015.

Deferred Tax Assets:

U.S. state net operating loss carryover[1]	$47,975
U.S. state capital loss carryover	-
Total deferred tax assets	47,975
U.S. state valuation allowance	-
Total Deferred tax assets	$47,975

(1) The state net operating loss carry forward relates to Royce's allocated portion of state net operating losses due to consolidated filings with Legg Mason.

Deferred tax assets and (liabilities) are classified as follows at March 31, 2015:

Net non-current deferred tax asset	47,975
Net deferred tax (liability)	$ 47,975

The Company has determined that it has no material uncertain tax positions for the year ended March 31, 2015. The consolidated federal returns filed by the Parent and the separate state returns filed by the Company are subject to examination by the respective tax authorities. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal year 2013 for U.S. federal and after fiscal year 2008 for New York state and city.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2015, the Company had net capital of $3,933,532 which was $3,724,508 in excess of required capital of $209,024. The Company's percentage of aggregate indebtedness to net capital was 79.7%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption because the company's business is limited to the distribution of mutual funds.

4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. Related Party Transactions

The Company has an expense sharing agreement with the Parent whereby the Parent assumes expenses on behalf the Company. During the fiscal year ended March 31, 2015 the company assumed $2,890,412 of expenses.

As described in Note 2, the Company's income taxes are reported as part of the Legg Mason consolidated federal and certain state income tax returns. Legg Mason also files other separate state income tax returns on behalf of the Company. The Company settles with Legg Mason for any federal or state income tax payments or receipts relating to the Company on a quarterly basis.

6. Subsequent Events

The Company has evaluated all subsequent events through May 22, 2015, the issuance date of the financial statements

SUPPLEMENTAL SCHEDULES

Total Stockholder's Equity			$ 4,916,718
Deductions and/or charges			
Other receivables	$ 741,740		
Other assets	241,446		
Total non-allowable assets		$ 983,186	
Other deductions and/or charges		0	
Total deductions and/or charges			983,186
Net capital before haircuts on securities positions			3,933,532
Haircuts on securities positions			0
Net capital			3,933,532
Computation of basic aggregate indebtedness and net capital requirement			
Computed net capital required (6-2/3% of total Aggregate indebtedness)		$209,024	
Minimum dollar net capital requirement		5,000	
Net capital requirement			209,024
Excess net capital			$ 3,724,508
Total aggregate indebtedness			$ 3,135,353
Percentage of aggregate indebtedness to net capital			79.7%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its unaudited Part IIA FOCUS filing as of April 20, 2015.